Ms. Mara Ransom

Office Chief

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

June 4, 2021

Re:	California Tequila, Inc. Offering Statement on Form 1-A Filed May 21, 2021 File No. 024-11474

Dear Ms. Ransom,

Thank you for your comments dated May 28, 2021 regarding Amendment No. 1 to the Offering Statement of California Tequila, Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Amendment No. 1 to the Offering Statement on Form 1-A filed May 21, 2021

Summary of the Offering, page 2

1.	Please disclose your material relationships related to: (1) distilleries, such as your "alliance of esteemed distilleries" and "partnered distilleries in Mexico" mentioned on pages 2 and 9, respectively; and (2) Luciano Gambaro mentioned on page 36. For example, disclose, if applicable, the material terms of the written agreements, such as the duration of the agreements.

The Company has revised the disclosure on pages 2 and 9 regarding its material relationship with one distillery located in Mexico. This agreement has been filed as an exhibit 6.1 to the Offering Statement. The Company has removed references to multiple distilleries.

The Company has removed references to Luciano Gambaro. The Company does not have any material agreements with this artist.

Marketing the Products, page 22

2.	Please revise this section to clarify your relationship with RNDC and Johnson Brothers, such as whether you have written agreements with RNDC and Johnson Brothers and disclose the material terms of the agreements. In this regard, we note the reference in exhibit 13.2 to "We currently have a national alliance with RNDC and Johnson Brothers, giving us distribution to over 85% of the U.S. market."

The Company has updated this section to clarify its relationship with RNDC and Johnson Brothers. Further, the Company has also updated Exhibit 13.2 to clarify its relationship with RNDC and Johnson Brothers.

Description of Property, page 38

3.	We note your response to our prior comment number 2 and we have also read the Entailment and Joint Responsibility Agreement filed as Exhibit 6. Based on our read of the agreement, it appears that you are a distributor of finished products and you have no legal ownership interest in the Producer and its inventories. We specifically note the Fourth section of the agreement which states, "THE DISTRIBUTOR is obligated to not modify in any way, in the action of the activities mentioned in the statement B.3, the Tequila delivered by THE PRODUCER, previously bottled of origin. The only activities that can be performed by THE DISTRIBUTOR will be of distribute and sell the product delivered by THE PRODUCER, previously bottled." As such, it appears you should remove any and all references to manufacturing, bottling, intellectual property associated with bottle designs, inventories held in Mexico and clearly disclose in your Form 1-A that you are a distributor of finished products.

The Company has removed all references to manufacturing, bottling, intellectual property associated with bottle designs and inventories held in Mexico. The Company has reiterated throughout the document that it is only a distributor of the finished AsomBroso Tequila products.

General

4.	Please tell us the basis for the references in exhibits 13.1 and 13.2 to "$20 million dollars in historic sales" and "Historical sales in excess of $20 million," respectively.

The Company has provided the sales and revenue history for the year ended December 31, 2004 to March 31, 2021.  The total for that period was $22,302,323.

Year	Total Income
2021	1,112,106.00
2020	1,559,186
2019	1,373,785
2018	1,644,403
2017	1,126,445
2016	903,176
2015	700,654
2014	825,665
2013	935,321
2012	1,100,445
2011	1,222,555
2010	1,459,989
2009	1,598,922
2008	2,399,895
2027	1,698,798
2006	1,427,849
2005	903,175
2004	309,954
TOTAL	22,302,323

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law, LLP

cc: Richard Gamarra

Chief Executive Officer, California Tequila, Inc.

30012 Aventura, Suite A

Rancho Santa Margarita, California 92688

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